Exhibit 99.5

NICE Actimize Launches New AI-Based AML Transaction Monitoring Innovation
With Multilayered Analytics to Better Detect Suspicious Activity

The new solution ensures increased effectiveness for precise monitoring of both known and previously unknown, unmonitored typologies

Hoboken, N.J., April 19, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the launch of its breakthrough Suspicious Activity Monitoring (SAM-10) solution. Built to detect more suspicious activity while reducing false positives, NICE Actimize’s SAM-10 introduces significant enhancements to its award-winning anti-money laundering solution, incorporating multiple layers of defense which strengthen the others and offer comprehensive coverage and detection of suspicious activity for financial institutions.

Part of NICE Actimize’s Anti-Money Laundering suite of solutions, the new SAM-10 solution’s entity-centric AML approach delivers data to enrich profiles and multiple layers to segment, monitor, and ensure that only true suspicious activity is identified. With SAM-10, suspicious activity can be intricately understood, accurately monitored, and detected more quickly.

NICE Actimize’s SAM-10 also offers next-generation analytics, including machine learning for advanced anomaly detection, model optimization, and network risk analytics, detecting suspicious relationships and transaction patterns accurately.

“NICE Actimize’s unique, multilayered approach is a true industry differentiator that brings transaction monitoring to the next level. For financial institutions to be more effective, monitoring technology that explores relationships with connected parties, understands suspicious connections, and accurately follows the flows of funds has become increasingly important,” said Craig Costigan, CEO, NICE Actimize.

Groundbreaking Collective Intelligence
With its groundbreaking collective intelligence capability, SAM-10 optimizes detection thresholds. It can quickly develop new models based on industry-wide learnings, with all artifacts delivered for easy explainability and model risk management reviews.

While increasing the identification of suspicious activity, SAM-10 supports regulatory compliance and improves alignment to a risk-based approach to transaction monitoring. This approach means fewer false positives and more meaningful, truly suspicious alerts so that investigation teams can focus their efforts on risk.

Other benefits of NICE Actimize’s SAM-10 Suspicious Activity Monitoring solution include:
•
Enhanced Coverage: With NICE Actimize's extensive catalog of out-of-the-box detection models, advanced analytics, and network risk detection, SAM-10 extends and enhances detection coverage across all industry verticals, especially in helping identify suspicious connections between transaction counterparties using new network risk analysis detection.

•	Faster Investigations: Improved entity insights provide richer information and improved UI. The solution also offers network exploration capabilities for a visual understanding of relationships.

•	Flexible Deployment: Deployment options include on-premise or SaaS.

Exploring network relationships down to granular information on connections, investigators are provided with all the tools and knowledge required to make a highly accurate judgment on any suspicious activity and act accordingly.

Please click here for further information on NICE Actimize Suspicious Activity Monitoring (SAM-10) solutions.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.